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                          August 24, 2023

       Lawrence Mendelsohn
       Chairman and Chief Executive Officer
       Great Ajax Corp.
       13190 SW 68th Parkway, Suite 110
       Tigard, OR 97223

                                                        Re: Great Ajax Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed August 18,
2023
                                                            File No. 333-274055

       Dear Lawrence Mendelsohn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-3772 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Brian Hirshberg, Esq.